UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (AMENDMENT NO. )*
TCW Direct Lending VII LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

0001715933
 (Issuer’s CIK Number)
(CUSIP Number)

Janice Liu, Esq.
Morgan, Lewis & Bockius LLP
300 South Grand Avenue, 22nd Floor
Los Angeles, CA  90071

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 18, 2018
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CIK No. 0001715933

1.	NAMES OF REPORTING PERSONS NLGI US Private Debt Fund I
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,800,000 *
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,800,000 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,000 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 35.61% *
14.	Type of Reporting Person (See Instructions) OO

*  See Item 5 hereof

CIK No. 0001715933

1.	NAMES OF REPORTING PERSONS Nippon Life Global Investors Americas, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,800,000 *
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,800,000 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,000 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 35.61% *
14.	Type of Reporting Person (See Instructions) IA

*  See Item 5 hereof

CIK No. 0001715933

1.	NAMES OF REPORTING PERSONS Nippon Life Insurance Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,800,000 *
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,800,000 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,000 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 35.61% *
14.	Type of Reporting Person (See Instructions) OO (Non-US Life Insurance Company)

*  See Item 5 hereof

SCHEDULE 13D
ITEM 1. Security and Issuer.
Title and class of equity securities: Common Units
Name and address of the principal executive offices of the issuer:
TCW Direct Lending VII LLC
200 Clarendon Street, 51st Floor
 Boston, MA  02116
ITEM 2. Identity and Background.
(a)	Name of Person Filing

NLGI US Private Debt Fund I
Nippon Life Global Investors Americas, Inc.
Nippon Life Insurance Company

(b)	Address of Principal Business Office or, if none, Residence

NLGI US Private Debt Fund I
c/o MUFG Fund Services (Cayman) Limited
MUFG House, 227 Elgin Ave
P.O. Box 609
Grand Cayman, KY1-1107
Cayman Islands

Nippon Life Global Investors Americas, Inc.
277 Park Avenue, 34th Floor
New York, NY 10172

Nippon Life Insurance Company
1-6-6 Marunouchi
Chiyoda-Ku, Tokyo 100-8288

(c)	Occupation or Employment

NLGI US Private Debt Fund I is in the primary business of making investments.
Nippon Life Global Investors Americas, Inc. is in the primary business of being an investment advisor.
Nippon Life Insurance Company is in the primary business of providing insurance.

Schedule 1 sets forth the executive officers and directors of Nippon Life Global Investors Americas, Inc. and Nippon Life Insurance Company and their respective business address and citizenship.

(d) – (e)
During the last five years, neither  NLGI US Private Debt Fund I (the “Fund”), Nippon Life Global Investors Americas, Inc. (“NLGIA”), and Nippon Life Insurance Company (“Nippon” and, together with the Fund and NLGIA each, a “Reporting Person”) nor, to any Reporting Person’s knowledge, any executive officer or director listed on Schedule 1 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

NLGI US Private Debt Fund I – Cayman Islands Unit Trust
Nippon Life Global Investors Americas, Inc. – New York corporation
Nippon Life Insurance Company – Japanese mutual life insurance company
ITEM 3. Source and Amount of Funds or Other Consideration.
The total amount of funds used by the Fund to purchase the 3,800,000 Common Units (the “Common Units”) of TCW Direct Lending VII LLC (the “Issuer”) reported herein will be $380,000,000, which is the amount required to satisfy capital calls made by the Issuer with respect to the Common Units.  With respect to capital calls made by the Issuer with respect to the Common Units, the Fund from time to time uses a subscription line of credit to fund such capital calls.   The outstanding amounts with respect to the line of credit will be repaid by December 31, 2018 by the Fund making a capital call to the holders of units of the Fund.  Accordingly, all of such funds will be directly or indirectly derived from capital contributions to the Fund.

ITEM 4. Purpose of Transaction.
The Fund acquired the Common Units for investment purposes.

The Reporting Persons may determine from time to time in the future, based on their evaluation of the business of the Issuer and other factors, acquire or sell the Common Units, subject to the transfer restrictions of Issuer in the governing documents of the Issuer.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Issuer or its securities of the types enumerated in paragraphs (a) through (j) of this Item 4 of form Schedule 13D.
ITEM 5.  Interest in Securities of the Issuer.
The Fund directly owns 3,800,000 Common Units (the “Subject Units”).  NLGIA serves as the investment manager of the Fund, and by virtue of its role as the investment manager, may be deemed to share voting and dispositive power over the Subject Units and thereby may be deemed to be a beneficial owner of the Subject Units.  Nippon owns 100% of the equity interest of NLGIA, and by virtue of its ownership of NLGIA may be deemed to share voting and dispositive power over the Subject Units and thereby may be deemed to be a beneficial owner of the Subject Units.  Nippon also holds a majority of the equity interests in the Fund.
The percentages used herein are calculated based upon 10,672,250 Common Units issued and outstanding as of October 18, 2018, as confirmed by the Issuer.
(a)	Amount Beneficially Owned and Percentage of Class

NLGI US Private Debt Fund I - 3,800,000 Common Units; 35.61%
Nippon Life Global Investors Americas, Inc. - 3,800,000 Common Units; 35.61%
Nippon Life Insurance Company - 3,800,000 Common Units; 35.61%

(b)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

-

(ii) Shared power to vote or to direct the vote

NLGI US Private Debt Fund I - 3,800,000 Common Units
Nippon Life Global Investors Americas, Inc. - 3,800,000 Common Units

Nippon Life Insurance Company - 3,800,000 Common Units

(iii)	Sole power to dispose or to direct the disposition of

-

(iv)	Shared power to dispose or to direct the disposition of

NLGI US Private Debt Fund I - 3,800,000 Common Units
Nippon Life Global Investors Americas, Inc. - 3,800,000 Common Units
Nippon Life Insurance Company - 3,800,000 Common Units

(c) In the past sixty days, pursuant to a subscription agreement, dated as of October 18, 2018, between the Fund and the Issuer, the Fund agreed to purchase 2,940,000 Common Units of the Issuer at $100 per share for a total purchase price of $294,000,000.
(d) Not applicable.

(e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Items 3 and 4 are incorporated by reference.  By acquiring Common Units through entry into subscription agreements with the Issuer, the Fund became a party to the limited liability company agreement of the Issuer (the “LLC Agreement”).  The LLC Agreement is by and among those persons who have entered into subscription agreements with the Issuer for the purchase of Common Units in the Issuer as members, or who are subsequently admitted to the Issuer as holders of Common Units. The LLC Agreement sets forth the terms pursuant to which the Issuer will be operated and the rights and obligations of its members, including, but not limited to, the transfer and voting of Common Units.  The foregoing description of the LLC Agreement in this Item 6 is qualified in its entirety by reference to the full text of the LLC Agreement included as Exhibit 99.2 and incorporated herein by reference.
ITEM 7. Material to be Filed as Exhibits.
Exhibit No.	Document
Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Amended and Restated Limited Liability Company Agreement of TCW Direct Lending VII LLC (incorporated by reference to Exhibit 3.3 to a registration on Issuer’s Form 10 filed on October 16, 2017)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date:  October 29, 2018

NLGI US PRIVATE DEBT FUND I
By:  MUFG FUND SERVICES (CAYMAN) LIMITED acting solely in its capacity as trustee of the NLGI US Private Debt Fund I
By: /s/ Sophia Graham
Its: Authorized Signatory

NIPPON LIFE GLOBAL INVESTORS AMERICAS, INC.

By: /s/ Hironobu Suzuki

Its: Senior Executive Vice President

NIPPON LIFE INSURANCE COMPANY

By: /s/ Yosuke Masuda

Its: Deputy General Manager

Schedule 1

The following are each of the executive officers and directors of NLGIA and their respective addresses, occupation and citizenship as of October 29, 2018:
Name	Business Address	Title	Principal Occupation	Citizenship
Hiroshi Ozeki	277 Park Ave., 34th Floor, New York, NY 10172	Director	Managing Executive Officer & Regional CEO for the Americas and Europe, Nippon Life	Japanese Citizen
Koji Oshima	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	General Manager, Finance and Investment Planning Department, Nippon Life	Japanese Citizen
Akira Shibata	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	General Manager, Global Business Planning Department, Nippon Life	Japanese Citizen
Hiroo Sakuma	277 Park Ave., 34th Floor, New York, NY 10172	Director	Chief Representative & Regional COO for the Americas, Nippon Life	Japanese Citizen
Masamichi Kishimoto	277 Park Ave., 34th Floor, New York, NY 10172	Director, President and Chief Executive Officer	President and CEO of NLGIA	Japanese Citizen
Hironobu Suzuki	277 Park Ave., 34th Floor, New York, NY 10172	Senior Executive Vice President	Head of Alternative Investment, NLGIA	Japanese Citizen
Hiroyuki Kato	277 Park Ave., 34th Floor, New York, NY 10172	Executive Vice President	Head of Equity Investment, NLGIA	Japanese Citizen

Masato Nakamura	277 Park Ave., 34th Floor, New York, NY 10172	Executive Vice President, Chief Administrative Officer and Chief Compliance Officer	Head of Back Office, Administration and Compliance, NLGIA	Japanese Citizen
Masaaki Iwabuchi	277 Park Ave., 34th Floor, New York, NY 10172	Senior Vice President	Head of Fixed Income Investment, NLGIA	Japanese Citizen
Shuji Kurushima	277 Park Ave., 34th Floor, New York, NY 10172	Senior Vice President	Head of Private Equity Investment, NLGIA	Japanese Citizen
Akiyoshi Tanida	277 Park Ave., 34th Floor, New York, NY 10172	Senior Vice President	Head of Real Estate and Infrastructure Investment, NLGIA	Japanese Citizen

The following are each of the executive officers and directors of Nippon and their respective addresses, occupation and citizenship as of July 3, 2018:
Name	Business Address	Title	Principal Occupation	Citizenship
Yoshinobu Tsutsui	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Chairman	Chairman	Japanese Citizen
Hiroshi Shimizu	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	President	President	Japanese Citizen

Takeshi Furuichi	3-5-12, Imabashi, Chuo-ku, Osaka 541-8501, Japan	Vice Chairman	Auditing Department	Japanese Citizen
Kazuo Kobayashi	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Executive Vice President
Metropolitan Area Headquarters, Tokai Regional Headquarters, Kinki Regional Headquarters, Sales Representatives Training Dept., Sales Representatives Operations Management Dept., General Insurance Planning & Operation Dept., Service Network Development Dept., Corporate & Worksite Marketing Dept.
Japanese Citizen
Akito Arima	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	Outside Director	Japanese Citizen
Shin Ushijima	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	Outside Director	Japanese Citizen

Kazuo Imai	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	Outside Director	Japanese Citizen
Satoshi Miura	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	Outside Director	Japanese Citizen
Makoto Yagi	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	Outside Director	Japanese Citizen
Masaru Nakamura	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Senior Managing Executive Officer
Credit Dept., Securities Operations Dept., Secretarial Dept., Public Affairs Dept., Affiliated Business Dept., Human Resource Planning Dept., Human Resource Development Dept., Personnel Dept., General Affairs Dept., Health Management Dept.
Japanese Citizen
Takeshi Yabe	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Senior Managing Executive Officer	System Planning Dept., Individual Insurance System Dept.	Japanese Citizen

Tomiji Akabayashi	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Senior Managing Executive Officer
1st to 3rd Corporate Marketing Dept., Head Office East Japan Corporate Marketing Dept., Head Office Tokai Corporate Marketing Dept., Head Office Osaka Corporate Marketing Dept., Head Office Kyushu Corporate Marketing Dept., Corporate Marketing Planning Dept., Group Annuities Dept., Corporate Sales Promotion Dept., Group Marketing Information Center
Japanese Citizen
Yosuke Matsunaga	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Managing Executive Officer	Finance & Investment Planning Dept.	Japanese Citizen
Yuji Mikasa	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Managing Executive Officer	Corporate Planning Dept., Public & Investor Relations Dept., Planning and Research Dept., Head Office Public Affairs Dept., Actuarial Dept.	Japanese Citizen
Yutaka Ideguchi	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Managing Executive Officer	Global Business Planning Dept., Global Insurance Business Dept., Overseas Representative Office	Japanese Citizen

Yashushi Hasegawa	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Managing Executive Officer
Finance Planning & Management Dept., Structured Finance Dept., 1st to 3rd Corporate Finance Dept., Metropolitan Area Corporate Finance Dept., Corporate Finance Dept., Tokai Area Corporate Finance Dept., Osaka Corporate Finance Dept., Kyushu Area Corporate Finance Dept., Real Estate Investment Dept.
Japanese Citizen
Nobuyuki Souda	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Managing Executive Officer	Agency Marketing Headquarters, Financial Institution Relations Headquarters, Agency Operations Dept., Financial Institution Relations Dept.	Japanese Citizen
Nobuto Fujimoto	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Managing Executive Officer	Olympic & Paralympic Games Promotion Dept., CSR Promotion Office, Legal Office, Compliance Dept., Risk Management Dept.	Japanese Citizen
Satoshi Asahi	3-5-12, Imabashi, Chuo-ku, Osaka 541-8501, Japan	Director and Managing Executive Officer	Customer Service Headquarters	Japanese Citizen

Satoshi Tanaka	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Executive Officer	CRM Planning Dept., Product Planning Dept., Marketing Planning Dept., Channel Development Dept., Sales Representatives Human Resource Dept.	Japanese Citizen
Kazuhide Toda	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Executive Officer	Treasury & Capital Markets Dept., Equity Investment Dept., International Investment Dept., Foreign Equity & Alternative Investment Dept., Credit Investment Dept., Separate Account Investment Dept.	Japanese Citizen